787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 22, 2011

Via EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BlackRock Funds II - BlackRock Strategic Income Opportunities Portfolio File Nos. 333-142592 and 811-22061 Post-Effective Amendment No. 59

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 13, 2011 regarding Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 61 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “Amendment”) with respect to the BlackRock Strategic Income Opportunities Portfolio (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

Comment 1:	Fund Overview—Investment Objective: The Staff notes that the Fund’s investment objective is to seek total return as is consistent with preservation of capital. In light of the Fund’s principal investment strategies that include investment in traditionally volatile sectors (e.g., high yield bonds and emerging markets debt), please explain supplementally how “preservation of capital” is

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an appropriate investment objective for the Fund. Please explain how the Fund tries achieve its stated objective of preservation of capital.

Response:	The Fund is an unconstrained multi-sector fixed income strategy fund. As such, Fund management never wants to have any one sector dominate the overall risk of the Fund’s portfolio and, consequently, invests across the spectrum of fixed income sectors, including high yield bonds and emerging market debt, to build the Fund’s portfolio. This flexible strategy does not necessarily take on any more risk than another fixed income fund. In fact, by owning a broad spectrum of fixed income assets, Fund management can mitigate some risk that may come with being tied to a benchmark. For instance, in a fixed income environment when rates are volatile, Fund management can defend against a change in interest rates more effectively than a traditional, less flexible fixed income portfolio, potentially having a more attractive risk/higher-return profile than a traditional core bond portfolio and helping preserve the Fund’s net asset value.

Comment 2:	Fund Overview—Principal Investment Strategies of the Fund: Consider providing a brief definition or description of “short sales ‘against-the-box’” that would be understandable to a typical investor.

Response:	The requested change has been made. The following disclosure has been added to the discussion of the Fund’s principal investment strategies:

“In a short sale against-the-box, at the time of the sale, the Fund owns or has the immediate and unconditional right to acquire the identical security at no additional cost.”

Comment 3:	Fund Overview—Performance Information: Please provide year-to-date performance as of September 30, 2011.

Response:	The requested change has been made.

* * * * * * * * * *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

December 22, 2011 Page 3

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq. Aaron Wasserman, Esq. Maria Gattuso, Esq.

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